

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 24, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Pacer Funds Trust, under the Exchange Act of 1934:

- Pacer Lunt Large Cap Alternator ETF
- Pacer Lunt MidCap Multi-Factor Alternator ETF
- Pacer Lunt Large Cap Multi-Factor Alternator ETF

Sincerely,